FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of February 2005
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant's name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No                         X
If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-

INCORPORATION BY REFERENCE
Sappi Limited's report for the conformed quarter results ended December 2004, furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration statement on Form S-8 of the Registrant filed December 23, 1999, (ii) the Section 10(a) Prospectus dated April 3, 2001 relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statement on Form S-8 of the Registrant filed December 15, 2004 in connection with The Sappi Limited 2004 Performance Share Incentive Plan, (iv) the Registration Statement on Form S-8 of the Registrant filed December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme and (v) the Section 10(a) Prospectus dated December 16, 2004 relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan. This Form 6-K includes a conformed version of the earnings announcement sent by the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referred to in clauses (i) - (v) above.
FORWARD-LOOKING STATEMENTS
In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

sappi
1st
2nd
3rd
4th
conformed quarter results ended December 2004
Form S-8 Version

Sappi is the world's leading
producer of coated fine paper
*
for the quarter ended December 2004
** as at 31 December 2004
Sales by product group *
Sales: where the product
is sold *
Sales: where the product is manufactured *
Geographic ownership **
Coated fine paper
Uncoated fine paper
Coated specialities
Commodity paper
Pulp
Other
64%
5%
9%
9%
11%
2%
North America
Europe
Southern Africa
Asia and other
29%
43%
16%
12%
North America
Europe
Southern Africa
28%
46%
26%
South Africa
North America
Europe and ROW
48%
41%
11%

  Headline EPS 6 US cents
  Demand remains strong
  Further price realisation for US coated paper
  Weak US Dollar/Strong Rand
  Usutu asset impairment US$41 million
Quarter ended
December
September December
2004
2004 2003
Sales (US$ million)
1,253
1,235 1,120
Operating profit (US$ million) **
4
72 0
Operating profit to sales (%)
0.3
5.8 0.0
EBITDA * (US$ million) **
129
191 114
EPS (US cents)
(13)
25 (11)
Headline EPS (US cents) *
6
26 (11)
* Refer to notes 1 and 2 of the Supplemental Information for the reconciliation of these numbers and definitions of these terms
** Operating profit and EBITDA for the quarter ended December 2004 reduced by US$41 million in respect of asset impairment financial highlights
summary

Demand for coated paper continued to grow in our major markets in the quarter supported by strong growth in advertising spending. Apparent consumption of coated fine paper increased

9.7% in North America and 9.1% in Europe compared to the same quarter last year. Although apparent consumption in North America grew strongly year on year it showed a typical seasonal decline, compared to the September quarter, of 7.5%.

Prices realised by our North American business continued to improve. In Europe, however,

prices did not increase in local currency but reflected a significant increase in US Dollar terms due to the weakening of the US Dollar.

Pulp prices softened in the early part of the quarter, however, softwood pulp prices at the end of the period had returned to levels similar to September 2004 and hardwood pulp prices had increased to slightly higher levels than September 2004. The average price for softwood pulp during the quarter was 9% below the September quarter and for hardwood was slightly higher.

A number of factors offset the benefits of the improved market conditions. Raw material input cost pressure continued particularly in respect of wood costs in North America and energy and energy related costs.

The Rand strengthened a further 5% on average to the US Dollar compared to the September

2004 quarter, further squeezing the margins of our South African businesses as a result of lower

Rand price realisation and most of the businesses' costs being incurred in Rands. At quarter end the Rand/Dollar exchange rate was R5.65, almost 7% stronger than the average for the quarter and 14% stronger than the end of the prior quarter. It has since lost some ground and is almost back to the average level of the first quarter. Our southern African business has done well to offset the near doubling in the value of the currency since December 2001.

In our 2004 annual report we anticipated that certain of our Southern African operations would incur losses in the new financial year at prevailing exchange rates. Accounting Standard IAS 36

(AC128) - Impairment of Assets requires us to evaluate potential impairment of assets using the quarter end exchange rate. Our Usutu mill reported operating losses in the quarter and is very sensitive to currency movements. At the very strong quarter end rate of R5.65 to the US Dollar,

the mill does not meet its cost of capital at the period end cost of capital and projected prices.

We have therefore recorded an impairment charge of US$41 million in the quarter. Plans are in place to improve the mill's productivity in the face of the stronger exchange rate. The mill has a valuable plantation resource and when the currency turns it will have good prospects of returning to profitability.

comment

sappi limited page 2

As anticipated last quarter, mill shut costs, which amounted to some US$20 million, had a further impact on operating profit in the quarter.
Headline earnings per share was 6 US cents, compared to a loss per share of 11 US cents in the equivalent quarter last year. After the asset impairment charge the loss per share for the quarter was 13 US cents. The loss in the equivalent quarter last year included pre-tax charges of US$29 million related to the closure of a paper machine at Westbrook Mill and staff reduction.
The gain at the operating profit level from the fair value adjustment on plantations, net after fellings, was US$14 million for the quarter, largely as a result of wood price increases, compared to US$8 million for the equivalent quarter last year.
Net finance costs of US$29 million for the quarter were slightly higher than a year ago. As indicated last quarter, we incurred a US$8 million deferred tax charge on dividends in the quarter, in terms of the new accounting standard for Secondary Tax on Companies (STC). The charge is recorded when the annual dividend is declared. Our STC credits are now recorded as deferred tax assets. The Usutu asset impairment was not tax effected.
Cash generated by operations was US$137 million, 29.2% higher than a year earlier as a result of improved operating conditions.
Working capital increased by US$149 million in the quarter, mainly as a result of a seasonal decrease in payables, additional inventory arising from scheduling problems in North America and the annual prepayment of group insurance.
Capital expenditure was US$78 million in the quarter representing approximately 72% of the depreciation charge for the quarter. We also paid our equity contribution of approximately
US$60 million to a new Chinese joint venture in December.
During the quarter a wholly owned subsidiary repurchased 1.25 million Sappi shares at an average price of US$12.66 per share.
sappi limited page 3
cash flow

Sappi Fine Paper
Quarter
Quarter Quarter
ended
ended ended
Dec 2004
Dec 2003 % Sept 2004
US$ million
US$ million change US$ million
Sales
1,011
905 11.7 982
Operating profit (loss)
16
(34) - 26
Operating profit (loss) to sales (%)
1.6
(3.7) - 2.6
Our fine paper business continued to have strong order inflow. Its margins, however, were negatively affected by logistics issues in North America, by low price realisation, although this is improving in North America, by upward pressure on input costs and in southern Africa by the strength of the Rand relative to the US Dollar.
Europe
Quarter
Quarter Quarter
ended
ended % % ended
Dec 2004
Dec 2003 change change Sept 2004
US$ million
US$ million (US$) (Euro) US$ million
Sales
571
518 10.2 2.0 541
Operating profit
28
15 86.7 72.7 23
Operating profit to sales (%)
4.9
2.9 - - 4.3
Our European business' total sales volume of 611,000 tons increased only slightly compared to the prior quarter. Compared with the equivalent quarter last year our shipments of coated fine paper grades into Europe grew by 7%, while apparent consumption for the whole market was up 9%. We declined some business, particularly in export markets, because of low margins.
The margin of operating profit to sales improved slightly in the quarter compared to the prior quarter despite flat pricing. In large part this is a result of improved volumes combined with lower purchased pulp costs but offset by increases in other raw material costs.
We continue to combat rising costs through improving efficiency and product design optimisation, and are achieving administration cost efficiency through synergies between certain of our mills.
sappi limited page 4
operating review for the quarter

North America
Quarter
Quarter Quarter
ended
ended ended
Dec 2004
Dec 2003 % Sept 2004
US$ million
US$ million change US$ million
Sales
357
316 13.0 355
Operating loss
(15)
(54) (72.2) (1)
Operating loss to sales (%)
(4.2)
(17.1) - (0.3)
Our coated fine paper shipments from US mills grew by 10% in the quarter compared to a year ago, in line with demand growth. Pulp sales declined in line with higher internal consumption and as a result of the Somerset pulp mill outage. Compared to the September quarter our business experienced a seasonal decline similar to the seasonal apparent consumption decline.
Average prices realised were approximately 9% higher than a year ago partly as a result of the mix of pulp and paper. Further increases in price realisation are expected in the second financial quarter.
The benefits of strong market conditions were offset in the quarter by the anticipated high mill shut costs and high wood, energy and other raw material costs. The shut and repair costs were approximately US$12 million in the quarter and the effect of higher prices on wood, energy and other raw material costs was approximately US$16 million compared to a year ago.
A number of problems relating to scheduling and inventory management manifested themselves in high delivery costs in the quarter. The issues have been clearly identified and action plans are in place to reduce these and other costs. We expect these plans to result in cost reductions of
US$30 million in the balance of the year and we see the potential for reductions at an annualised run rate of US$50 million by the end of the year, compared to our first financial quarter.
Fine Paper South Africa
Quarter
Quarter
Quarter
ended
ended
%
%
ended
Dec 2004
Dec 2003
change
change
Sept 2004
US$ million
US$ million
(US$)
(Rand)
US$ million
Sales
83
71
16.9
3.4
86
Operating profit
3
5
(40.0)
(47.0)
4
Operating profit to sales (%)
3.6
7.0
-
-
4.7
sappi limited page 5

Our South African fine paper business' sales volume for the quarter increased 8% compared to a year ago. The strength of the Rand continues to result in a margin squeeze. Nevertheless, our profit improvement projects which include pricing, material usage and productivity improvements, contributed to a good performance.

Forest Products

Quarter

Quarter

Quarter

ended

ended

%

%

ended

Dec 2004

Dec 2003

change

change

Sept 2004

US$ million

US$ million

(US$)

(Rand)

US$ million

Sales

242

215

12.6

(0.4)

253

Operating profit (loss) *

(11)

35

-

-

46

Operating profit (loss) to sales (%)

(4.5)

16.3

-

-

18.2

* Operating profit for the quarter ended December 2004 reduced by US$41 million in respect of asset impairment

Our Forest Products business performed well despite the massive pressure from the relative strength of the Rand. Demand for our products in both the southern African and international markets was strong and our volumes of pulp and paper sold increased slightly compared to a year ago. Our chemical cellulose business in particular had strong demand.

Prices realised in local currency terms continue to be impacted by the strength of the Rand relative to the US Dollar, which continues to squeeze margins.

We have effective programmes to reduce fixed and variable costs. As a result total costs per ton in local currency were 5.4% below the equivalent quarter last year.

Usutu Mill, which exports all of its output of unbleached pulp and is particularly sensitive to currency movements, reported operating losses. At the December end rate of R5.65 per

US Dollar, projections for the mill indicate an impaired asset. The mill, which has a valuable plantation resource, has plans in place to improve efficiency and productivity. The recent announcement of the closure of the Usutu's second largest competitor representing 5% of the market for unbleached pulp, is expected to have a favourable impact on operating rates and therefore the pricing of unbleached pulp.

sappi limited page 6

operating review for the quarter (continued)

outlook

The market outlook for our major products is positive. Demand for coated fine paper continues to grow on the back of good economic growth and increased advertising spending in the major markets and on the supply side there is limited new capacity on the horizon. This positive demand and supply scenario is leading to higher operating rates, which will support price increases in our major markets.

We will continue to experience headwinds as a result of a strong Rand relative to the US Dollar and high energy and other raw material costs including high wood costs in North America. To counteract these pressures we have active profit improvement plans in each of our businesses,

with a particular focus on improving the efficiency of our logistics in North America.

Although we are faced with a buoyant Rand and cost increases, we are positive about the outlook for the balance of this year and we expect our headline earnings per share for the second financial quarter to be similar to the earnings per share reported in the equivalent quarter last year.

On behalf of the Board

J C A Leslie

D G Wilson

Director

Director

31 January 2005

sappi limited

(Registration number 1936/008963/06)

NYSE Code: SPP

JSE Code: SAP

ISIN Code: ZAE 000006284

sappi limited page 7

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives.
Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.
forward-looking statements
sappi limited page 8

conformed financial results
for the quarter ended December 2004
sappi limited page 9
Form S-8 Version

Reviewed
Reviewed
Quarter
Quarter
ended
ended
Dec 2004
Dec 2003
US$ million
US$ million % change
Sales
1,253
1,120                 11.9
Cost of sales
1,113
995
Gross profit
140
125                 12.0
Selling, general and administrative expenses
93
125
47
-
Other expenses
43
-
Operating profit
4
-                100.0
Net finance costs
29
28
Net paid
28
26
Capitalised
-
(1)
Net foreign exchange gains
(2)
(2)
Change in fair value of financial instruments
3
5
Loss before tax
(25)
(28) (10.7)
Taxation - current
8
11
- deferred
(4)
(15)
Net loss
(29)
(24) 20.8
Loss per share (US cents)
(13)
(11)
Weighted average number of shares in issue
(millions)
226.0
226.5
Diluted loss per share (US cents)
(13)
(11)
Weighted average number of shares on fully
diluted basis (millions)
227.3
228.4
group income statement
sappi limited page 10

Reviewed
Reviewed
Dec 2004
Sept 2004
US$ million
US$ million
ASSETS
Non-current assets
4,930
4,564
Property, plant and equipment
3,859
3,670
Plantations
637
548
Deferred taxation
78
84
Other non-current assets
356
262
Current assets
1,597
1,580
Cash and cash equivalents
377
484
Trade and other receivables
362
331
Inventories
858
765
Total assets
6,527
6,144
EQUITY AND LIABILITIES
Shareholders' equity
Ordinary shareholders' interest
2,248
2,157
Non-current liabilities
2,551
2,463
Interest-bearing borrowings
1,741
1,693
Deferred taxation
485
453
Other non-current liabilities
325
317
Current liabilities
1,728
1,524
Interest-bearing borrowings
523
364
Bank overdraft
11
11
Taxation payable
134
137
Other current liabilities
992
1,012
Shareholders for dividend
68
-
Total equity and liabilities
6,527
6,144
Number of shares in issue at balance sheet date (millions)
225.6
226.5
group balance sheet
sappi limited page 11

Reviewed
Reviewed
Quarter
Quarter
ended
ended
Dec 2004
Dec 2003
US$ million
US$ million
Cash generated by operations
137
106
Movement in working capital
(149)
(113)
Net finance costs
(34)
(26)
Taxation paid
(27)
(15)
Cash utilised in operating activities
(73)
(48)
Cash effects of investing activities
(127)
(89)
(200)
(137)
Cash effects of financing activities
70
(74)
Net movement in cash and cash equivalents
(130)
(211)
group cash flow statement
sappi limited page 12

Reviewed
Reviewed
Quarter
Quarter
ended
ended
Dec 2004
Dec 2003
US$ million
US$ million
Balance - beginning of year as reported
2,119
1,945
Change in accounting policy - refer to note 1
38
38
Balance - beginning of year restated
2,157
1,983
Net loss
(29)
(24)
Foreign currency translation reserve
193
89
Revaluation of derivative instruments
9
2
Dividends paid - US$ 0.30 (2004: US$ 0.29) per share
(68)
(66)
Share buybacks net of transfers to participants of the
share purchase trust
(14)
(11)
Balance - end of period
2,248
1,973
group statement of changes in
shareholders' equity
sappi limited page 13

1.   Basis of preparation
The annual financial statements are prepared in conformity with South African Statements of
Generally Accepted Accounting Practice (SA GAAP). These quarterly results have been prepared in compliance with AC 127 (Interim financial reporting) and are based on accounting policies which are consistent with those used in the annual financial statements.
The same accounting policies have been followed as in the annual financial statements for
September 2004, except for the new accounting standard AC 501 - Accounting for
"Secondary Tax on Companies (STC)" - which became effective from the beginning of the current financial year. This has resulted in the recognition of a deferred tax asset for unused tax credits to the extent that they will be utilised in the future.
The adoption of the new accounting policy resulted in an increase in shareholders' equity of
US$38 million at September 2004 (September 2003: increase of US$38 million). The effect on net profit for the current quarter is a decrease of US$8 million (September 2004 quarter:
no effect; December 2003 quarter: decrease of US$3 million). Where appropriate, comparative figures have been restated.
The preliminary results for the quarter have been reviewed in terms of South African Auditing
Standards by the group's auditors, Deloitte & Touche. Their unqualified review report is available for inspection at the company's registered offices.
2.   Comparative figures
Certain comparative amounts have been reclassified between deferred tax and current tax.
This had no effect on reported net income or shareholders' equity.
notes to the group results
sappi limited page 14

Reviewed
Reviewed
Quarter
Quarter
ended
ended
Dec 2004
Dec 2003
US$ million
US$ million
3.  Operating profit
Included in operating profit are the following non-cash
items:
Depreciation, amortisation
Depreciation of property, plant and equipment
108
100
Other amortisation
1
-
109
100
Asset impairment
41
-
150
100
Fair value adjustment (gains) on plantations
(included in cost of sales)
Changes in volume
Fellings *
16
14
Growth
(14)
(15)
2
(1)
Changes in fair value
(16)
(7)
(14)
(8)
The above fair value adjustment gains have been
partially offset by silviculture costs
11
9
4.  Capital expenditure
Property, plant and equipment
78
83
* The amount charged against the income statement representing the standing value of the plantations harvested.
sappi limited page 15

Reviewed
Reviewed
Dec 2004
Sept 2004
US$ million
US$ million
5.  Capital commitments
Contracted but not provided
65
76
Approved but not contracted
199
198
264
274
6.  Contingent liabilities
Guarantees and suretyships
90
68
Other contingent liabilities
12
15
A recent survey has indicated an adverse environmental condition at our mill in Stanger. At this time we have no reason to believe that there is a material effect on the group's financial position at December 2004.
notes to the group results (continued)
sappi limited page 16

additional information
Reviewed
Reviewed
Quarter
Quarter
ended
ended
Dec 2004
Dec 2003
US$ million
US$ million
1.    Net loss to EBITDA
(1)
reconciliation
Net loss
(29)
(24)
Net finance costs
29
28
Taxation - current
8
11
- deferred
(4)
(15)
Depreciation
108
100
Amortisation (including fellings)
17
14
EBITDA
(1) (2)
129
114
(1)

Earnings before interest (net finance costs), tax, depreciation and amortisation.

(2)

EBITDA for the quarter ended December 2004 reduced by US$ 41 million in respect of asset impairments.

In connection with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled EBITDA to net profit rather than operating profit. As a result our definition retains other income/expenses as part of EBITDA.

We use EBITDA as an internal measure of performance and believe it is a useful and commonly used measure of financial performance in addition to operating profit and other profitability measures under SA GAAP. EBITDA is not a measure of performance under SA GAAP. EBITDA should not be construed as an alternative to operating profit as an indicator of the company's operations in accordance with SA GAAP. EBITDA is also presented to assist our shareholders and the investment community in interpreting our financial results. This financial measure is regularly used as a means of comparison of companies in our industry by removing certain differences between companies such as depreciation methods, financing structures and taxation regimes. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully.

supplemental information
sappi limited page 17

Reviewed
Reviewed
Quarter
Quarter
ended
ended
Dec 2004
Dec 2003
US$ million
US$ million
2.  Calculation of Headline earnings (loss) *
Net loss
(29)
(24)
Write-off of assets
1
-
Impairment of assets
41
-
Headline earnings (loss)
13
(24)
Headline earnings (loss) per share (US cents) *
6
(11)
Weighted average number of shares in issue
(millions)
226.0
226.5

Diluted headline earnings (loss) per share
(US cents) *
6
(11)
Weighted average number of shares on fully
diluted basis (millions)
227.3
228.4
* Headline earnings (loss) disclosure is required by the JSE Securities Exchange South Africa.
Dec
Sept June March Dec
2004
2004 2004 2004 2003
3.    Exchange rates
Period end rate: US $1 = ZAR
5.6480
6.4290 6.3224 6.5738 6.7951
Average rate for the Quarter: US $1 = ZAR
6.0649
6.3830 6.5953 6.8054 6.8569
Average rate for the YTD: US $1 = ZAR
6.0649
6.6824 6.7661 6.8363 6.8569
Period end rate: EUR 1 = US$
1.3456
1.2309 1.2138 1.2150 1.2410
Average rate for the Quarter: EUR 1 = US$
1.2848
1.2233 1.2051 1.2497 1.1887
Average rate for the YTD: EUR 1 = US$
1.2848
1.2152 1.2118 1.2161 1.1887
The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
-
Assets and liabilities at rates of exchange ruling at period end; and
-
Income, expenditure and cash flow items at average exchange rates.
supplemental information
sappi limited page 18

regional information
Quarter
Quarter
ended
ended
Dec 2004
Dec 2003
Metric tons
Metric tons
(000's)
(000's) % change
Sales
Fine Paper - North America
350
337                   3.9
Europe
611
588                   3.9
Southern Africa
78
72                   8.3
Total
1,039
997                   4.2
Forest Products - Pulp and paper operations
391
384                   1.8
Forestry operations
381
317                 20.2
Total
1,811
1,698                   6.7
Reviewed
Reviewed
Quarter
Quarter
ended
ended
Dec 2004
Dec 2003
US$ million
US$ million % change
Sales
Fine Paper - North America
357
316                 13.0
Europe
571
518                 10.2
Southern Africa
83
71                 16.9
Total
1,011
905                 11.7
Forest Products - Pulp and paper operations
222
201                 10.4
Forestry operations
20
14                 42.9
Total
1,253
1,120                 11.9
supplemental information
sappi limited page 19

regional information (continued)
Reviewed
Reviewed
Quarter
Quarter
ended
ended
Dec 2004
Dec 2003
US$ million
US$ million % change
Operating profit
Fine Paper - North America
(15)
(54) (72.2)
Europe
28
15                 86.7
Southern Africa
3
5                (40.0)
Total
16
(34) -
Forest Products *
(11)
35                      -
Corporate
(1)
(1) -
Total *
4
-                100.0
* Operating profit for the quarter ended December 2004 reduced by US$ 41 million in respect of asset impairments.
supplemental information
sappi limited page 20

ZAR
180
160
140
120
100
80
60
40
20
0
1 Jan 2002
1 Apr 2002
1 Jul 2002
1 Oct 2002
1 Jan 2003
1 Apr 2003
1 Jul 2003
1 Oct 2003
1 Jan 2004
1 Apr 2004
1 Jul 2004
1 Oct 2004
1 Jan 2005
26 Jan 2005

US$
18
16
14
12
10
8
6
4
2
0
1 Jan 2002
1 Apr 2002
1 Jul 2002
1 Oct 2002
1 Jan 2003
1 Apr 2003
1 Jul 2003
1 Oct 2003
1 Jan 2004
1 Apr 2004
1 Jul 2004
1 Oct 2004
1 Jan 2005
26 Jan 2005

sappi ordinary shares
sappi limited page 21
n o t e : ( 1 A D R = 1 s a p p i s h a r e )
ADR price (NYSE TICKER: SPP)

sappi limited page 22
notes

sappi limited page 23
notes

PRINTED BY INCE (PTY) LTD
notes
sappi limited page 24

this report is available on the Sappi website
www.sappi.com
Transfer Secretaries:
South Africa:
United States
United Kingdom:
Computershare Investor
ADR Depository:
Capita Registrars
Services 2004 Limited
The Bank of New York
The Registry
70 Marshall Street
Investor Relations
34 Beckenham Road
Johannesburg 2001
PO Box 11258
Beckenham, Kent
PO Box 61051
Church Street Station
BR3 4TU, DX 91750
Marshalltown 2107
New York, NY 10286-1258
Beckenham West
Tel +27 (0)11 370 5000
Tel +1 610 382 7836
Tel +44 (0)208 639 2157

Printed on Sappi Avalon Supreme Matt 250g/m
2
and 150g/m
2
www.sappi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 18, 2005
SAPPI LIMITED,
by
/s/ D. G. Wilson
Name: D. G. Wilson
Title: Executive Director: Finance